FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2024 to April 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2024 to April 30, 2024 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 14, 2024]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of April 30, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 31, 2024) (Period of repurchase: from February 16, 2024 to September 30, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		125,000,000	100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) April 1 April 2 April 3 April 4 April 5 April 8 April 9 April 10 April 11 April 12 April 15 April 16 April 17 April 18 April 19 April 22 April 23 April 24 April 25 April 26	2,132,900 1,814,500 1,940,000 1,380,000 2,132,900 1,934,500 1,791,400 1,860,000 1,934,500 1,934,500 1,770,000 1,845,000 1,845,100 1,630,000 1,845,100 1,763,800 1,763,800 1,730,000 1,763,800 1,763,000	2,025,390,360

1,689,792,890

1,796,747,180

1,308,573,790

1,964,391,750

1,833,830,250

1,697,981,930

1,749,225,180

1,837,735,060

1,853,484,420

1,669,692,230

1,717,183,210

1,671,267,230

1,465,570,510

1,637,202,560

1,578,198,020

1,594,959,810

1,580,394,510

1,596,940,370

1,602,964,430

Total	—	36,574,800	33,871,525,690

Aggregate shares repurchased as of the end of this reporting month		82,798,400	74,884,353,750

Progress of share repurchase (%)		66.2	74.9

2.	Status of disposition

as of April 30, 2024

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date) April 1 April 2 April 3 April 5 April 8 April 10 April 11 April 12 April 15 April 16 April 17 April 18 April 19 April 22 April 23 April 24 April 25 April 26 April 30	56,900 18,400 12,000 2,000 22,000 23,700 88,700 3,100 80,100 9,900 25,500 15,600 15,700 4,000 3,000 3,000 13,000 2,000 5,000	4,615,900 6,737,400 7,875,000 1,257,000 594,000 3,327,700 3,170,700 3,100 1,335,100 9,900 3,679,500 587,600 5,146,700 2,625,000 1,830,000 1,941,000 8,670,000 1,368,000 3,087,000

Subtotal	—	403,600	57,860,600

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	403,600	57,860,600

3.	Status of shares held in treasury

as of April 30, 2024

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	228,605,254

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before April 30, 2024.